1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 6, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

6 October 2009

Dear Shareholder,

Election of Language and Means of Receipt of Corporate Communication

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and/or the articles of association of Aluminum Corporation of China Limited (the "Company"), the Company will make available the following options for you to elect for receipt of future corporate communication of the Company ("Corporate Communication"), which means any document(s) issued or to be issued by the Company for the information or action of any holders of its securities, including but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form, in the following manner:

(1)

to read and/or download future Corporate Communication published on the Company's website at www.chalco.com.cn ("Website Version") in place of receiving printed copies, and receive a notification letter of the publication of the Corporate Communication on the Company's website; or

(2)	to receive the printed English version of all future Corporate Communication only; or

(3)	to receive the printed Chinese version of all future Corporate Communication only; or

(4)	to receive both the printed English and Chinese versions of all future Corporate Communication.

In support of environmental protection initiatives and for the purpose of saving printing and mailing costs, the Company recommends that you select the Website Version. To make your election, please mark (X) in the appropriate box on the enclosed Reply Form and sign and return it by post using the mailing label at the bottom of the Reply Form (postage is not required to be paid if posted in Hong Kong) or hand delivery to the Company c/o its H Share Registrar (the "H Share Registrar"), Hong Kong Registrars Limited. The address of Hong Kong Registrars Limited is Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If the Company does not receive the enclosed Reply Form or receive a response in writing indicating the objection from you within 28 calendar days beginning from the date of this letter, i.e. by 2 November 2009 and until you inform the Company c/o the H Share Registrar by reasonable notice in writing according to the relevant laws and regulations, you are deemed to have consented to website communication only, and a notification letter of the publication of the Corporate Communication on the Company's website will be sent to you.

You have the right at any time by reasonable notice in writing or using email at AluminumCorp.ecom@computershare.com.hk to the Company c/o the H Share Registrar to change the choice of language and means of receipt of the Corporate Communication. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communication using electronic means but for any reason have difficulty in receiving or gaining access to the Corporate Communication, the Company will promptly upon your request send the Corporate Communication to you in printed form free of charge.

Please note that (a) printed copies of the English and Chinese versions of all future Corporate Communication will be available from the Company or the H Share Registrar on request; and (b) the same will also be available on the Company's website at www.chalco.com.cn and the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

Should you have any queries, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays, within 28 calendar days beginning from the date of this letter.

Yours faithfully, By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary